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16014818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52973

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Market Street, 16th Floor
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NW

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached acknowledgment form

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A copy of the Exemption Report
- ☐ (p) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Francisco)

On 23rd Feb 2016 before me, Mary Jane Reyes,
Date *Here Insert Name and Title of the Officer*

personally appeared David Tafoosian
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public


MARY JANE D. REYES
Commission # 2091391
Notary Public - California
San Francisco County
My Comm. Expires Nov 25, 2018

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report / Oath and Affirmation Document Date: 12/31/2015

Number of Pages: 2 Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: David Tafoosian	Signer's Name:
☐ Corporate Officer — Title(s):	☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer Is Representing:	Signer Is Representing:

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

Index

December 31, 2015



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company), as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Securities Company, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 26, 2016

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(in thousands, except share amounts)

ASSETS		
Cash and cash equivalents	$	58,360
Receivable from clearing organization		1,900
Commissions receivable		186
Receivable for unsettled trades		1,497
Receivable from employees		7,011
Other receivables		2,668
Deposit with clearing broker		1,000
Prepaid expenses		353
Intangible assets		2,506
Total assets	$	75,481
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses		4,251
Payable to First Republic and affiliate, net		913
Total liabilities		5,164
MEMBER'S EQUITY:		
Common stock, $0.01 par value—Authorized and outstanding 10,000 shares		—
Additional paid-in capital		22,194
Retained earnings		48,123
Total member's equity		70,317
Total liabilities and member's equity	$	75,481

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2015
(in thousands)

REVENUE:		
Agency commissions	$	6,195
Principal commissions		3,518
Other brokerage revenues		726
Margin participation revenues		2,813
Insurance and annuities		2,092
Asset gathering fees		3,400
Money market mutual funds fee		1,697
Deposit revenues with First Republic		20,514
Income from First Republic and affiliate		17,736
Other income		124
Total revenue		58,815
EXPENSES:		
Salaries and related benefits		24,014
Clearing and administrative fees		6,674
Occupancy		1,501
Information systems		902
Regulatory fees		753
Dues and subscriptions		711
Professional fees		549
Travel and entertainment		506
Other general and administrative		1,303
Intangible asset amortization		1,225
Total expenses		38,138
NET INCOME	$	20,677

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2015
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance—December 31, 2014	$ —	$ 22,194	$ 27,446	$ 49,640
Net income	—	—	20,677	20,677
Balance—December 31, 2015	$ —	$ 22,194	$ 48,123	$ 70,317

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2015
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	20,677
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		1,225
Changes in assets and liabilities:		
Receivable from clearing organization		(1,341)
Commissions receivable		(44)
Receivable for unsettled trades		(1,497)
Other receivables		(2,451)
Deposit with clearing broker		(900)
Receivable from employees		1,294
Prepaid expenses		(74)
Accounts payable and accrued expenses		1,070
Securities sold, not yet purchased, at market value		(6)
Payable to First Republic and affiliate, net		1,343
Net cash provided by operating activities		19,296
NET INCREASE IN CASH AND CASH EQUIVALENTS		19,296
CASH AND CASH EQUIVALENTS—Beginning of year		39,064
CASH AND CASH EQUIVALENTS—End of year	$	58,360

See accompanying notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and is a wholly-owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and is regulated by the Securities and Exchange Commission ("SEC") and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds, equity securities and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Brokerage revenue is recorded on a trade-date basis. Other revenue from intercompany transactions are recorded on an accrual basis.

Income Taxes — As a single-member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of First Republic. The Company does not reimburse First Republic for income taxes, does not have a tax sharing agreement with First Republic, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $1.0 million in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Receivable For Unsettled Trades — During the course of normal business, the Company will periodically have receivables and payables arising from unsettled regular-way trades. Such receivables and payables are recorded on a gross basis.

Intangible Assets — Intangible assets related to customer relationships were created in July 2010 as a result of the transaction to re-establish First Republic as an independent bank. Such intangible assets

are amortized over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2015 is presented in the following table:

(in thousands)	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 9,744

The following table presents the estimated principal amortization of intangible assets as of December 31, 2015:

(in thousands)	
2016	$ 982
2017	$ 739
2018	$ 496
2019	$ 253
2020	$ 36

3. RECEIVABLES FROM EMPLOYEES

The Company periodically hires portfolio managers from other financial institutions. As an incentive to join, some portfolio managers execute an agreement with the Company to receive a transition compensation advance upon hire. Costs of such arrangements, which are included in salaries and related benefits, were $1.4 million in 2015. Normal repayments occur over the life of the advance, typically over a period that ranges from 7 to 10 years, including interest related to the financing component of the arrangement. If a portfolio manager terminates employment before the end of the agreement, any remaining outstanding balance under the agreement is payable to the Company immediately.

The following table represents the estimated future principal amortization of the receivables:

(in thousands)	
2016	$ 1,294
2017	$ 1,288
2018	$ 1,136
2019	$ 1,060
2020	$ 1,021
2021 and thereafter	$ 1,212

4. RELATED PARTY TRANSACTIONS

Cash

The Company has a cash account with First Republic in the amount of $53.4 million as of December 31, 2015.

Expense Sharing

The Company and First Republic have an expense-sharing agreement for rent and certain general and administrative expenses. Expenses allocated by First Republic are paid by the Company. First Republic allocated $5.0 million for such expenses for the year ended December 31, 2015, which are recorded in their respective categories in the Statement of Income.

Revenue Sharing

First Republic shares with the Company the revenues related to "Eagle Bank Sweep" product. As a part of the Eagle Bank Sweep product, uninvested cash in a client's brokerage account is swept overnight into an omnibus checking or money market checking account at First Republic. For the year ended December 31, 2015, the Company earned revenues of $17.7 million from this activity. In addition, the Company earned revenues of $2.8 million for referring other bank products to First Republic, such as checking accounts, for total deposits related revenues from First Republic of $20.5 million.

First Republic pays the Company management fees related to the training and licensing of First Republic's licensed representatives, which is recorded as income from First Republic and affiliate.

The Company has a revenue sharing agreement with First Republic Investment Management, Inc. (FRIM). FRIM is a registered investment adviser and a wholly-owned subsidiary of First Republic. FRIM manages assets for individuals and institutions in equities, fixed income, balanced and alternative investment accounts. The Company also provides custody and trading services for certain FRIM customer accounts, training and licensing to FRIM registered representatives and shares the Company's personnel for certain operations functions for the benefit of FRIM. In addition, the Company acts as a private placement agent for unregistered securities issued by FRIM. The Company is paid for these services and the payments are recorded as income from First Republic and affiliate in the Statement of Income.

The following table presents the income from First Republic and FRIM for the year ended December 31, 2015:

(in thousands)		
First Republic Bank—Training and licensing	$	1,348
FRIM—Training, licensing and back office	$	15,594
FRIM—Private Placement Agent	$	794
Total	$	17,736

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are referred to First Republic. The revenue received by the Company for this money market mutual fund activity was $109,000 for the year ended December 31, 2015, and is included in money market mutual funds fee in the Statement of Income.

5. SHARE-BASED COMPENSATION

Certain of the Company's employees participate in First Republic's stock award plan and have been granted stock options and restricted stock units ("RSUs"). Compensation expense is recorded based on the fair value of the stock award at the date of grant and recognized over the requisite service period. The fair value of stock options are estimated on the date of grant using a Black-Scholes valuation model. RSUs are valued at the closing market price of First Republic's common stock at the date of grant. The Company recognized $272,000 of expense associated with stock awards for the year ended December 31, 2015.

6. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to its clearing broker (currently Pershing) for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably estimated. There are no active cases against the Company.

7. INCOME TAXES

The Company is a wholly-owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However, if income taxes were presented, pro forma financial statements would have included tax expense of approximately $8.6 million for the year ended December 31, 2015.

8. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $10.8 million, which was $9.8 million in excess of its required net capital of $1.0 million. The ratio of aggregate indebtedness to net capital is 0.49 to 1 as of December 31, 2015.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon Company (BNY Mellon).

9. SUBSEQUENT EVENTS

The Board of Directors of the Company has approved a dividend of $46.0 million to First Republic payable on February 29, 2016. The dividend payment will not have any adverse impact on the Company's operations or regulatory capital.

Schedule I

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015
(in thousands)

NET CAPITAL:		
Total member's equity	$	70,317
Less nonallowable assets and other deductions or charges:		
Cash with First Republic		49,485
Receivable from First Republic Bank		144
Prepaid expenses, other receivables and intangible assets		9,914
Other deductions and/or charges		—
NET CAPITAL	$	10,774
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	4,251
Payable to First Republic Investment Management Inc., net		1,057
TOTAL AGGREGATE INDEBTEDNESS	$	5,308
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital required - greater of $1,000 or 6-2/3% of aggregate indebtedness	$	1,000
Net capital in excess of requirements	$	9,774
Ratio of aggregate indebtedness to net capital		49%

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 31, 2015 FOCUS report, as filed on January 27, 2016.

Schedule II

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon (BNY Mellon).



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have reviewed management's statements, included in the accompanying Rule 17a-5 Exemption Report (the Exemption Report), in which (1) First Republic Securities Company, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 26, 2016



FIRST REPUBLIC SECURITIES COMPANY, LLC
It's a privilege to serve you®

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of First Republic Bank)
27 January 2016

Re: Rule 17a-5 Exemption Report

First Republic Securities Company, LLC, a securities broker, is hereby claiming exemption from paragraph (k) of Exchange Act Rule 15c3-3 (the "exemption provisions") under (k)(2)(ii) as stated below (the "identified exemption provisions"):

- First Republic Securities Company, LLC, as an introducing broker or dealer, clears all transactions with and for customers on a full disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
- First Republic Securities Company, LLC, met the above identified exemption provisions throughout the most recent fiscal year without exception.

Kerry Hamana
Senior Vice President of Operations
First Republic Securities Company, LLC



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
First Republic Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by First Republic Securities Company, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1224*****************ALL FOR AADC 940
052973 FINRA DEC
FIRST REPUBLIC SEC CO LLC
ATTN ACCOUNTING DEPT
388 MARKET ST 12TH FL
SAN FRANCISCO CA 94111-5311

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ramesh Patel (415)296-5809

2. A. General Assessment (item 2e from page 2) $ 118,542

B. Less payment made with SIPC-6 filed (**exclude interest**) (54,713)

10/15/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 63,829

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63,829

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Republic Securities Company, LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 05 day of February, 20 16.

Ramesh Patel, VP & Division Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1,2015 and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 58,815,630
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,724,383
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,674,344
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	11,398,727
2d. SIPC Net Operating Revenues	$ 47,416,903
2e. General Assessment @ .0025	$ 118,542

(to page 1, line 2.A.)

First Republic Securities Company, LLC

(A Wholly-Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules
as of and for the year ended December 31, 2015 and Independent
Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT